SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY , 2003 .

                              TRIMARK ENERGY LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F    X        Form 40-F
                   -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                     No    X
                    -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                 Trimark Energy Ltd.
                                                 (Registrant)

Date    January 27, 2003                         By  /s/ Nick DeMare
     ---------------------                           ---------------
                                                      (Signature)
                                                     Nick DeMare, Director

1 Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act


                             MATERIAL CHANGE REPORT

                      Section 85(1) of the Securities Act,
                 British Columbia (the "British Columbia Act")
       Section 118(1) of the Securities Act, Alberta (the "Alberta Act")


1.       Reporting Issuer

         The full name of the Issuer is TRIMARK ENERGY LTD. (the "Issuer").

         The address and telephone number of the principal office in Canada of the Issuer is as follows:

         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       Date of Material Change

         January 27, 2003

3.       Press Release

         A press release dated January 27, 2003, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       Summary of Material Change(s)

         Please see attached press release for details.

5.       Full Description of Material Change

         Please see attached press release for details.

6. Reliance on Section 85(2) of the British Columbia Act and Section 118(2) of the Alberta Act

         Not Applicable

7.       Omitted Information

         Not Applicable


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                                      - 2 -


8.       Director

         The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

         Nick DeMare
         Director
         Phone:  (604) 685-9316

9.       Statement of Director

         The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 27th day of January, 2003.




                                                           /s/ Nick DeMare
                                                           ---------------------
                                                           Nick DeMare, Director

                               TRIMARK ENERGY LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                    Tel: (604) 685-9316 o Fax: (604) 683-1585
                 TSX Venture Symbol: TRK.V o OTCBB Symbol: TRKEF

--------------------------------------------------------------------------------



NEWS RELEASE                                                    JANUARY 27, 2003


                               1ST QUARTER RESULTS

In accordance with National Instrument 54-102, the Company provides the interim financial results of the Company for the quarter ended November 30, 2002.


                                                        2002             2001
                                                          $                $
REVENUES
Oil and gas sales                                       10,972           25,170
Interest and other income                                2,510           19,735
                                                 -------------     -------------
                                                        13,482           44,905
                                                 -------------     -------------
OTHER EXPENSES
Production                                               5,553           26,855
General and administrative                              52,677           58,400
Depreciation, depletion and impairment               1,258,821        1,648,505
                                                 -------------     -------------
                                                     1,317,051        1,733,760
                                                 -------------     -------------
LOSS BEFORE THE FOLLOWING                           (1,303,569)      (1,688,855)
INTEREST EXPENSE                                       (17,007)         (13,830)
LOSS ON SALE OF MARKETABLE SECURITIES                  (15,527)               -
WRITE-OFF AMOUNTS RECEIVABLE                           (19,959)               -
                                                 -------------     -------------
NET LOSS FOR THE PERIOD                             (1,356,062)      (1,702,685)
                                                 =============     =============
LOSS PER COMMON SHARE - BASIC AND DILUTED              $(0.46)          ($0.58)
                                                 =============     =============

On December 2, 2002, the operator of the East Lost Hills Project confirmed to the Company that it had formally proposed to plug and abandon the ELH #4 and #9 wells.

In light of these results, uncertainties of any further activities at East Lost Hills and the uncertainty of raising further funds to participate in any further exploration or development in the East Lost Hills Project, the Boards of Directors of the Company has determined to write off its net investment in Trimark Resources Inc. ("Trimark Inc."), which holds the interests. In addition, effective November 30, 2002, the Company ceased to record the activities of Trimark Inc.


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Trimark Energy Ltd. believe that the expectations reflected in such forward- looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Trimark Energy Ltd.
January 27, 2003
News Release Page 2


Operations

During the three months ended November 30, 2002, the Company recorded a loss of $1,356,062 ($0.46 per share) compared to a loss of $1,702,685 ($0.58 per share)
for the comparable 2001 period.

During the three months ended November 30, 2002, production from the ELH #1 well was significantly curtailed as a result of water disposal problems. As a result of the production curtailment in ELH #1, petroleum and natural gas revenues decreased by 56%, from $25,170 during 2001 to $10,972 in 2002. Revenue from oil sales decreased 97% to $526 in 2002 from $16,305 in 2001. The Company received $84,907 from the sale of South Haskell property. Oil production decreased 90% to 49 BBLS in 2002 from 500 BBLS in 2001. The average price received $10.60/BBL compared to $34.93/BBL in 2001, a decrease of 70%. Revenue from natural gas production increased 18% to $10,446 in 2002 from $8,865 in 2001. Natural gas production decreased 23% to 2,754 MCF in 2002 from 3,574 MCF in 2001. The average price received in 2002 was $3.80/MCF, an increase of 84% from $2.06/MCF in 2001.

During 2002, the Company recorded depreciation and depletion of $3,652 and an impairment charge of $1,255,169, of which $232,502 related to the Company's share of costs on the unsuccessful drilling of the side-track well at the Basil Prospect and $1,022,667 representing the Company's net investment in Trimark Inc.

General and administrative costs decreased by $5,723, from $58,400 in 2001 to $52,677 in 2002. The decrease was primarily attributed to the effect of unrealized foreign exchange rate fluctuations on U.S. dollar denominated balances in 2002 compared to 2001 and the reduced spending in 2002 as a result of the Company's finances and reduced corporate activities.

During the three months ended November 30, 2002, the Company disposed of its interest in the South Haskell property for cash proceeds of $84,907.

Liquidity and Capital Resources

As at November 30, 2002, the Company had a working capital deficit of $153,257 and $675,136 of advances outstanding. The Company is currently not able to generate sufficient cash flow from its operations to meet ongoing corporate overhead, capital commitments and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the continued exploration and development of its petroleum interests or to discharge its ongoing liabilities as they come due. There is no assurance that the Company will be able to obtain sufficient financings.

Properties Update

(a)      Basil Project, California

On August 19, 2002, the operator commenced the sidetrack of the Basil well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to the same total depth of 7,829 feet. Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Case hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned on September 21, 2002. The Company had incurred $232,502 during the three months ended November 30, 2002 relating to the side-track well.


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Trimark Energy Ltd. believe that the expectations reflected in such forward- looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Trimark Energy Ltd.
January 27, 2003
News Release Page 2


(b)      East Lost Hills Project, California

As previously discussed, the Company has written off its investments in the East Lost Hills Project. Trimark Inc. will no longer be consolidated with the Company's activities. Although the ELH #1 well is still currently in production, its net revenues are being directed to the repayment of the accounts payable and accrued liabilities in Trimark Inc.

(c)      West Ranch Field, Texas

In January 2003, the Company identified an oil and gas development opportunity and effective as of January 1, 2003, acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field from an arm's-length private oil and gas company. To acquire its interest, the Company has agreed to fund approximately $70,000 of initial development costs. A cash call was received and paid from working capital on hand.

The West Ranch Field is located approximately 25 miles southeast of Victoria, in Jackson County, Texas. The field was discovered in 1938 by Mobil Oil and has produced in excess of 300 BCF gas and 300 MMBO from hundreds of wells. The geology of the West Ranch Field consists of typical Gulf Coast sand sequences with numerous stacked sand pays of both Miocene and Frio age rocks. Over 25 main producing sands have been identified within the West Ranch Field production limits with the Greta, Glasscock, 41-A, 98-A and Ward sands being the most prolific producers. These sands are historically high permeability, high porosity sands capable of producing high fluid rates.

In the early 1980's the previous operator became active in the region through acquisition of a few old producing well bores. After reworking geological structure and net sand maps, the operator was able to extend the southwest production limits of the field by the drilling of infield wells targeting structural highs. The current operator purchased the West Ranch Field and took over its operation on January 1, 2002. The property includes 35 wells with only a small number currently producing on gas lift. After a detailed engineering analysis of the property, the operator has developed a plan, which focuses on the re-establishing of shut-in wells to active status by adding compression, salt water handling and disposal. It is expected that any additional capital expenditures can be funded from cash flow.


ON BEHALF OF THE BOARD

/s/ Donald W. Busby
--------------------------
Donald W. Busby, President

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Trimark Energy Ltd. believe that the expectations reflected in such forward- looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.